Mail Stop 4561
      June 2, 2005


VIA U.S. MAIL AND FAX (212) 480-0717

Ms. Sigal Grinboim
Chief Financial Officer
Hotel Outsource Management International, Inc.
New York, NY 10005

Re:	Hotel Outsource Management International, Inc.
	Form 10-KSB for the year ended December 31, 2004
	File No. 000-50306

Dear Ms. Grinboim:

      We have reviewed your May 26, 2005 response letter and have the following additional comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 11 - Shareholders` Rights

1. We note your response to our prior comment 1. Please tell us how you accounted for the extinguishment of debt for which you issued shares of common stock. In your response, please disclose the difference between the reacquisition price, as represented by the fair value of the shares issued, and the net carrying value of the extinguished debt. Refer to paragraphs 3 and 19-21 of APB 26.


      You may contact Matthew Dowling, Staff Accountant, at (202)
551-3467 or me at (202) 551-3403 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.


						Sincerely,


Steven Jacobs
				Accounting Branch Chief




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Ms. Sigal Grinboim
Hotel Outsource Management International, Inc.
June 2, 2005
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